

Total engagement
All time · updated hourly

170   **0**   **0**
views   likes   comments

Email metrics Beta ●
Dec 3 2024 - Mar 3 2025 · updated hourly

520   **590**   **60**
delivered   opened   clicked

YUMMY FUTURE (YC S19)

Palo Alto Store Construction About to Begin

Jack Cui
Published on Feb 12

Dear Investors,

With the construction date fast approaching, our team has arrived on-site and is ready to begin building. The new store at Stanford will be a pivotal milestone for Yummy Future, and we're eager to embark on this exciting phase together.

Invest or increase your stake today.

Best,

Jack







Say something nice...

SUBMIT



You're pretty neat.

You're the first one here!

Early people don't usually get a prize, so here's a love letter from us.











Yummy Future (YC S19)

Total engagement
All time · updated hourly

170 views | 0 likes | 5 comments

Email metrics Beta
Dec 3 2024 - Mar 3 2025 · updated hourly

510 delivered | 480 opened | 50 clicked

YUMMY FUTURE (YC S19)

Our new store is gaining customer favors!

Jack Cui
Published on Feb 6

NEW STORE IS GAINING TRACTION
SEE OUR GREAT CUSTOMER REVIEWS!

Our customers love us! See our 5 star customer reviews!

⏳ Act now: Invest, increase your investment, and share our campaign with your network. Your support could be the difference as we prepare to scale up.

Invest or increase your stake today!

yummy future 401 E

chen huang
3 reviews · 1 photo

★★★★★ 4 days ago NEW

Ordered the Matcha Jasmine Milk Tea. This is my go-to every time I'm in town (I even miss it when I'm in Chicago). Refreshing, creamy and just the right amount of sweet. 👌👌

Service
Take out

Meal type
Lunch

Price per person
$1–10

Food: 5

Service: 5

Atmosphere: 5

YUMMY
FUTURE

Say something nice...

SUBMIT









Total engagement
All time · updated hourly

200 views · 2 likes · 0 comments

Email metrics Beta
Dec 3 2024 - Mar 3 2025 · updated hourly

460 delivered · 380 opened · 40 clicked

YUMMY FUTURE (YC S19)

Ride on our tide!

Jack Cui
Published on Jan 27

INVEST NOW
REVOLUTIONIZE THE FOOD AND BEVERAGE INDUSTRY

We are thrilled to announce that Yummy Future is now ranked among the top deals on Wefunder platform. We are seeing increased investment passion.

VC & Notable Angel Backed
See all (49)
Trending This Week
Yummy Future (YC S19)
10x human productivity via robotic workforces for the food and beverage industry
Almost Funded
Forbes
Our Bond
Using AI to democratize personal security

We have extended our early bird deal once again to provide further incentives for you to join! Please note that the deal might be filled up fast so hurry up and grab it before it is gone!

Yummy Future (YC S19)

Campaign Statistics

Summary

Started TTW: 12/19/24

$376,468 RAISED	3.55% FUNDED	126 RESERVATIONS
142 INVESTMENTS	1 PAST FUNDRAISES	

Funding Timeline

1m ▾ Dec 27, 2024 → Jan 27, 2025

MINIMUM GOAL ($50,000)
$350K
$300K
$250K
$200K
Dec 30
Jan 6
Jan 13
Jan 20
Jan 27

Ride on the tide and join Yummy Future's mission to revolutionize the food and beverage industry with robotics. If you've been considering investing—or doubling-down—now is the time to act: *Invest Now on Wefunder*

Total engagement
All time · updated hourly

160 views | 0 likes | 2 comments

Email metrics Beta
Dec 3 2024 - Mar 3 2025 · updated hourly

370 delivered | 310 opened | 30 clicked

YUMMY FUTURE (YC S19)

Listen to our CEO's interview on the UIUC Research Park Podcast about our founding story.



Jack Cui
Published on Jan 13

Hello Wefunder Community,

We have exciting news to share! Our CEO recently joined the UIUC Research Park Podcast for an in-depth interview, revealing the story behind our founding, the vision that drives us forward, and the milestones we're striving to reach next.

We'd love for you to tune in and learn more about:

- Our inspiration and early challenges
- How our team is working to make an impact
- What's ahead on our journey

Listen to the Interview:
https://open.spotify.com/episode/1vdCCEYkZa5FVhe7gH0D5R


INNOVATIONS
@
RESEARCH
PARK
I

Thank you for your continued support on Wefunder. Your belief in our mission has helped us come this far, and we can't wait to see what we'll accomplish together.

With gratitude,

Jack

CEO, Yummy Future





YUMMY FUTURE (YC S19)

Demand Exceeds Early Access Quota – Now Extending!

Jack Cui
Published on Jan 6

YUMMY
FUT
YUMMY
FUTURE
YUMMY
FUTURE

Dear Investors,

After just two weeks since launching our campaign, our early bird quota has been filled! Many of you are hearing about our fundraising news for the first time despite following our journey for a while, and the overwhelming interest and enthusiasm have truly humbled us. We don't take your trust for granted and are committed to working tirelessly to ensure a bright and yummy future for our world.

Although the early bird quota was exceeded in the first week, we have some fantastic news for those who haven't had the chance to join yet! We're extending the early bird deal for our community. This opportunity remains private for now, so please act quickly before it becomes public!

We look forward to having you join us on this exciting journey.

Invest now at https://wefunder.com/yummy

Warm regards,

Jack Cui

Founder & CEO, Yummy Future

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.





Total engagement

All time · updated hourly

190	2	0
views	likes	comments

Email metrics Beta

Dec 3 2024 - Mar 3 2025 · *updated hourly*

290	210	30
delivered	opened	clicked

YUMMY FUTURE (YC S19)

$150K Raised in First Week – Early Access Quota Almost Filled!

Jack Cui
Published on Jan 2

YUMMY
FUTURE

Dear Investors,

Happy New Year! I'm Jack Cui, Founder and CEO of Yummy Future, and I'm thrilled to share some exciting updates as we kick off 2025:

- Incredible Early Success: Within the first week of our official launch on Wefunder (and through private commitments), we've already raised $150K in investments! With the early access quota nearly filled, now is the perfect time to secure your spot before it's too late.
- Strategic Valuation & Fundraising Target: We've set our valuation at $60 million and increased our fundraising target to $3 million (up from $0.5M) to meet higher-than-expected investor demand. This approach allows us to raise a larger round, achieve our dilution target, and sustain growth momentum.

This strategy enables us to sustain the momentum generated on Wefunder and continue revolutionizing the food and beverage industry with robotics.

Don't miss your chance to join us! Invest now at https://wefunder.com/yummy and help shape the future of dining with Yummy Future.

Thank you for your support and belief in our mission. Let's make 2025 a groundbreaking year together!

Warm regards,

Jack Cui

Founder & CEO, Yummy Future

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

YUMMY FUTURE (YC S19)

Announcing Our Wefunder Community Round: Early Access Opportunity!



Jack Cui
Published on Dec 27, 2024


YUMMY
FUTURE
Early Access to Our
Community Round

We're excited to soft launch our Wefunder Community Round, and as a valued member of our community, you're hearing about it before the official launch! This is your exclusive opportunity to secure your spot early and take advantage of a 10% discount compared to the public deal.

At Yummy Future, we're building the next-generation restaurant platform—bringing precision, speed, and innovation to every order while creating a brighter, more efficient future for all. Now, you can be part of this transformative journey and invest in the future of dining.

🚀 Why Join Us?

✔ Backed by industry-leading investors, including Y Combinator and Soma Capital.

✔ Pioneering technology that is reshaping a $318.52 billion market.

✔ A vision to enhance lives by automating repetitive tasks, freeing humans to focus on creativity and connection.

👉 Don't Miss Out—Act Now! -> link to the campaign

🌟 Why Invest Now?

✔ Early Access: Get in ahead of the general public and secure your position before demand skyrockets.

✔ Special Discount: Enjoy a 10% discount as part of this early opportunity.

✔ Be Part of the Future: Join us in transforming the food and beverage industry with cutting-edge robotics.

This early access period is designed specifically for our previous investors, family, and friends, giving you a head start before the broader public learns about this exciting opportunity.

Demand is high, and this exclusive early window won't last forever. Join us today and help build the future of food!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

early access · Community Round · Robotics · Private Launch

Liked by Jack Cui and Juan Jackson